Exhibit 99.1

NEWS RELEASE

January 16, 2012	Release 01-2012

WESTERN COPPER AND GOLD INITIATES FEASIBILITY STUDY ON CASINO

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE Amex:WRN) is pleased to announce the initiation of a bankable feasibility study (“Feasibility Study”) for the Casino Deposit (“Casino”), located in Yukon, Canada.

The Company has engaged the services of M3 Engineering & Technology Corporation of Tucson, Arizona (“M3”) to conduct the Feasibility Study on Casino. M3, a full service engineering, procurement, construction and management firm, is recognized for its experience in copper processing and capabilities in the development and construction of mines and mineral processing plants. M3 also completed the prefeasibility study on the Casino project issued in May 2011.

The Feasibility Study will update and better define the costs outlined in the prefeasibility study, which forecasts that the Casino project will have an after-tax, 8% discounted NPV of $963 million and an after-tax IRR of 16.2% at conservative long term commodity prices*. It will also add the new LNG supply option from Fort Nelson, and incorporate new metallurgical testing which is currently underway.

It is estimated that the cost to complete the Feasibility Study will be $5 million.

“We are very pleased to formally launch the Feasibility Study” said Dale Corman, Chairman and CEO, Western Copper and Gold, “Western’s plan is to progressively de-risk the Casino project and this will continue with the Feasibility Study, expected to be complete in 2012”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

*Casino Project: NI-43-101 Report Pre-Feasibility Study Update, 17 May 2011, Qualified Person: Conrad Huss, P.E.

For more information please contact Paul West-Sells, President & COO or Julie Kim Pelly, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

1	TSX: WRN NYSE Amex: WRN

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the proposed plan of arrangement and the expected timing and structure thereof; anticipated listings and trading and the expected timing thereof; anticipated regulatory approvals; and resource and reserve estimates. All forward-looking statements and information are based on Western Copper and Gold's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that regulatory approvals to the proposed plan of arrangement and proposed listings will be obtained in a timely manner, that regulatory approvals will be available on acceptable terms and assumptions made in the Company's technical report(s) disclosing resources and reserves. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper and Gold’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper and Gold’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper and Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

2	TSX: WRN NYSE Amex: WRN